FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

First quarter 2010 performance reflects the gradual and consistent recovery in the principal markets served by the Company. Set against a positive macroeconomic environment, the Brazilian market promises well, favoring growth in the sale of processed products and consequently, the improvement in profitability.

Performance on the external front has also improved in important markets such as Asia and Eurasia, exports partially recouping margins. On the basis of these trends we envisage a favorable outlook for our businesses during the course of the next few months, contrary to the uncertainty prevailing in the market last year at the height of international financial market situation.

We ended the first quarter with gross sales of R$ 5.8 billion, an improved operating performance with EBITDA totaling R$ 447.3 million, 148% higher than the pro-forma base of 2009. EBITDA margin was 8.9%, an increase of 5.3 percentage points on a net income of R$ 52.6 million, and a marked reversal from the prevailing scenario in the first quarter of 2009, when compared on a pro-forma basis. Results also benefited from a reduction in operating costs and expenses.

The Company took important initiatives during the period, among these a ten-year US$ 750 million bond issue which lengthened the debt maturity profile by an average of one year. We also structured industrial operations and investments to ensure the sustainable growth of the businesses. With these initiatives we sought to achieve gains in efficiency and industrial optimization.

Other important measures were the approval of the Compensation in Shares Plan, to better align executive compensation with company performance and therefore, with shareholders’ objectives. The Company’s new organizational structure was also concluded and to come into effect following a ruling on the association by the Brazilian anti-trust authorities.

Currently, the global economy is returning to growth mode, a scenario which has contributed positively to the evolution of our businesses, albeit at disparate rates of recovery across the various regions. We are forecasting growth in the consumption of food stuffs in the domestic market, particularly of processed products. This outlook is based on the improvement in Brazilian economic indicators such as growth in GDP, increased incomes, job creation as well as the improvement in disposable incomes for much of the population.

Furthermore, we are intensifying our efforts to reduce costs and expenses which were impacted by last year’s currency volatility and reduced volumes. The project for planning integration and the identification of synergies has been successfully concluded, to be implemented once the Brazilian anti-trust authority –CADE has issued a ruling on the association.

Our strategic focus is sustainable growth, with added value over the long term and the search for operating excellence with the integration of the businesses. We are alert to the opportunities which match our strategic objectives and are confident in the tendency towards growth worldwide in the demand for food products.

São Paulo, May 2010.

José Antonio do Prado Fay
Chief Executive Officer

Luiz Fernando Furlan	Nildemar Secches
Co-Chairman of the Board	Co-Chairman of the Board
of Directors	of Directors

Operating and Financial Indicators – 1Q10

Corporate Law

   •  Gross sales reached R$ 5.8 billion, 94.8% higher due to the consolidation of Sadia’s results.

   •  Total sales volume from the meats, and dairy and processed products businesses was 1.3 million tons, 77.2% higher.

   •  Gross profit totaled R$ 1.3 billion, an increase of 139%.

   •  EBITDA was 279.7% up quarter on quarter at R$ R$ 447.3 million on the back of a good sales performance and a reduction in costs and expenses.

   •  Accumulated net income was R$ 52.6 million on a net margin of 1%.

   •  Financial trading volume in the Company’s shares averaged US$45.1 million/day during the quarter, a 293% improvement.

Pro-forma

   •  Gross sales reported a decrease of 0.5%, a reflection of export markets still in recovery mode and in spite of domestic market growth of 4.2%.

   •  Sales of meats, dairy products and other products posted an increase of 1.7%.

   •  With sales performance and the reduction in production costs, gross profit rose 29.5%.

   •  EBITDA increased 148.1%, a 530 basis points improvement on an EBITDA margin of 8.9%, with a good performance in terms of operating results, due to a reduction in costs and expenses.

   •  Net income was R$ 52.6 million against a loss of R$ 465 million in the same period in 2009, reflecting the world economic scenario.

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	1Q10	1Q09	% Ch.	1Q10	1Q09	% Ch.

Gross Sales	5,815	2,984	95%	5,815	5,847	(1%)
Domestic Market	3,686	1,836	101%	3,686	3,538	4%
Exports	2,128	1,148	85%	2,128	2,308	(8%)
Net Sales	5,047	2,603	94%	5,047	5,061	(0%)
Gross Profit	1,279	535	139%	1,279	988	29%
Gross Margin	25.3%	20.6%	470bps	25.3%	19.5%	580
EBIT	271	4	6506%	271	(61)	-
Net Income	53	(226	-	53	(465	-
Net Margin	1.0%	(8.7%)	-	1.0%	(9.2%)	-
EBITDA	447	118	280%	447	180	148%
EBITDA Margin	8.9%	4.5%	440bps	8.9%	3.6%	530bps
Earnings per Share (1)	0.06	(1.09)	-	0.06	-	-

(1) Consolidated earnings per share (in R$), excluding treasury shares
(The variations mentioned in this report are comparisons between first quarter 2010 and the first quarter 2009. Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified. The pro-forma financial statements are to be found in attachments II, III and IV of this report).

Sectoral Performance

While external factors have been increasing currency volatility in Brazil, there is no indication that this will impact the satisfactory development of the domestic economy. Central Bank of Brazil surveys of market entities are forecasting growth in GDP of 6.0% in 2010, after recording a slight fall of 0.2% in 2009 as a whole. Despite the removal of tax stimulus measures in March, the economy has already reverted to a growth trajectory driven by domestic demand.

Exports – Chicken exports in 1Q10 reported only a 0.4% rise, in volumes, in relation to 1Q09, while sales of beef turned in a stronger performance (+5.1%). On the other hand, pork shipments fell 6.9%. Meat prices are gradually recovering in all markets suggesting that overseas demand is increasingly returning to pre-crisis levels.

Domestic Consumption – According to the São Paulo Commercial Association –ACSP data, in April 2009 consumer confidence levels in São Paulo stood at 124.9. One year on, this indicator has risen to 152.2, a level not seen even during the peak of the economic boom in 2008. Consumer optimism stems from the continued positive evolution in the labor market. The unemployment rate in March was 7.6%, while in the same period of 2009 jobless rates had reached 9.0%. Despite the end to fiscal stimulus measures (the termination of IPI tax breaks on autos and white line goods), growth in incomes should maintain consumer optimism.

Raw Materials – Between January and March 2010, average corn prices in the domestic market reduced 20% in comparison with 1Q09, the same trend being seen in average soybean prices (-22%). Between 4Q09 and 1Q10, corn and soybean prices also reported a decline of 15% and 16%, respectively. In both cases, good crops are maintaining a downward trend in the market together with an appreciation in the Real during the first quarter.

Investments and Projects

Capital expenditures amounted to R$ 170.6 million in the quarter, dedicated to an increase in productivity, production of griller chicken at Carambeí-PR, the Bom Conselho-PE industrial unit (dairy products), Lucas do Rio Verde-MT and to reforestation. Replenishment of hog and poultry breeder stock was responsible for investments of R$ 85 million.

Investments- Pro-forma

Operating Performance

The activities of the Cavalhada unit, located in the Greater Porto Alegre (RS) area, were transferred to the Lajeado (RS) unit. This initiative was taken in the light of the ease with which the processes at the two plants could be integrated, allowing value to be added to the product mix as well as optimizing processes, industrial lines and production costs. In addition, recent investments at the Lajeado unit have resulted in the expansion of its production capacity and the modernization of installations. Chicken slaughtering capacity has been ramped up from 320 thousand to 470 thousand head/day while the daily slaughtering capacity of hogs has increased from 2 thousand to 4.8 thousand head/day.

On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand heads/day, enabling it to meet the needs for an increasingly demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

Production - Pro-forma

PRODUCTION	1Q10	1Q09	Ch. %

Poultry Slaughter (million heads)	385	351	10%
Hog/ Cattle Slaughter (thousand heads)	2,526	2,453	3%
Production (thousand tons)
Meats	902	887	2%
Dairy Products	250	263	(5%)
Other Processed Products	298	286	4%
Feed and Premix (thousand tons)	2,595	2,474	5%

Domestic Market

Gross sales amounted to R$ 3.7 billion, 100.8% greater on a Corporate Law basis and 4.2% more when comparing the pro-forma figures. In spite of growth being slightly below our expectations and some difficulties on the billing front which we had foreseen, costs posted a tendency to improve rather faster than had been forecasted, resulting in positive margins and EBITDA levels on target. Our share of the market in the various product segments reported a positive evolution and remained solid.

The food service chain has been reporting important growth in returns, notably sustained by the Strategic Accounts. Business was particularly driven by the portfolio of specialty products with higher value added together with an expansion in the customer base.

Domestic Market Sales - CL

	THOUSAND TONS				R$ MILLION

Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	183	126	2,299	966	138
In Natura	83	39	114	414	156	165
Poultry	49	31	58	215	117	84
Pork/Beef	33	8	345	198	39	406
Elaborated/Processed (meats)	330	144	129	1,886	810	133
Dairy Products	257	251	3	646	608	6
Milk	207	201	3	423	386	10
Dairy Products/Juice/Others	51	50	2	223	222	1
Other Processed	108	26	311	592	148	300
Soybean Products/ Others	92	153	(40	149	115	30
Total	869	612	42	3,686	1,836	101
Processed	488	220	122	2,701	1,179	129
% Total Sales	56	36		73	64

Meats – Sales revenue and volume were respectively 138% and 126% higher including sales revenue generated by Sadia. On a pro-forma comparative basis, growth in sales revenue was 3.3%, with volumes 2.7% greater and average prices, 0.5% higher. Processed products rose 4.8% by volume on the back of improved demand. In-natura volume was down by 4.6% with production being diverted to export markets and reflecting a focus on maximizing returns.

Dairy Products – Dairy product volumes and sales revenues rose 2.7% and 6.3% respectively with a 3.5% improvement in average prices. Although sales performance has been better, average milk catchment costs increased, partially squeezing margins for this segment.

Other processed products – With sales and volumes 300.4% and 311.5% respectively higher in relation to the corporate law criterion, and 14.9% and 10.6% respectively higher in pro-forma sales and volumes, the segment of other products turned in an adequate performance especially in relation to pastas, pizzas and margarines.

Market Share - %
By Volume

Source: AC Nielsen – Accumulated 2010

Investments in Marketing – The World Cup Soccer Tournament campaigns sponsored by the Sadia brand highlight the diversity of processed products available to Brazilian consumers. Meanwhile, the Perdigão brand campaigns are raffling off cars and other prizes against the presentation by consumers of processed product packaging.

The Company also announced the Batavo brand’s sponsorship of Clube de Regatas Flamengo professional soccer team as well as the Club’s junior teams. With investments of R$ 22 million, using the brand slogan: “Well with you”, Batavo represents a portfolio of approximately 300 products including yoghurts, desserts, milks, cheese, cold cuts, frozen foods, ready meals, and soybean-based beverages.

Exports

Exports reached R$2.1 billion, a growth of 85.3% in revenue and 90.5% in volume based on corporate law criteria. On a pro-forma basis, exports fell 7.8% in revenue, 1.1% in volume and 6.8% in average prices. Although average prices in FOB (Free on Board) US dollars increased 19.6%, the currency translation effect in 1Q10 against 1Q09 resulted in an average price decrease in Reais. However, in spite of this, the partial recovery in export business saw a reversal in the negative margins prevailing in 2009.

Meats – Volume of meats increased 90.7% and sales revenue by 85% on a CL basis. In pro-forma terms, there was a decline of 6.5% in sales revenue, 0.4% in volume and 6.1% average prices in Reais. However, in relation to the fourth quarter, we were able to register an improvement in performance on the back of a recovery in Asian and Eurasian markets.

Dairy Products – We recorded a reduction in shipped dairy product volume of 31% and in sales revenue - 22% with lower international demand and inventory levels still high in the principal producing regions. This despite a recovery in average prices of 12% in Reais, with business being particularly directed to the Middle East and Africa.

Exports Market - CL

	THOUSAND TONS				R$ MILLION

Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	276	91	2,110	1,141	85
In Natura	443	235	88	1,677	893	88
Poultry	376	200	88	1,337	713	88
Pork/Beef	67	35	89	341	180	89
Elaborated/Processed (meats)	84	41	104	432	248	75
Dairy Products	1	1	(31	5	7	(22)
Milk	0	1	(83	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	97
Other Processed	1	0	514	13	1	1,100
Total	529	278	90	2,128	1,148	85
Processed	86	42	102	450	251	80
% Total Sales	16	15		21	22

The Company reported the following performance in its leading markets during the period:

•  Europe – The European economy continues lack luster in certain regions such as Portugal, Ireland, Greece and Spain. Nevertheless, we registered better performance compared to 1Q09.

•  Middle East – This market continues fully supplied due to the redirection of products from the United States and Brazil, reflected in lower average prices.

•  Far East – Demand from the Japanese market recovered making a positive contribution to exports to the Asian market as a whole both in terms of volume and average prices.

•  Eurasia – The Company saw an improvement in prices and volumes to the Eurasian market, both in terms of poultry as well as pork meat products with the Russian ban on imports from the Unites States.

•  Africa, Americas and Other Countries – Increased business in this market came largely from South Africa, Angola and Venezuela.
Exports by Region-CL
% net sales revenue

Net Sales – Net sales reached R$ 5.0 billion in the quarter, 93.9% higher, reflecting the incorporation of Sadia’s results, but remaining flat in relation to the same quarter in 2009 on a pro-forma comparison basis due to only a gradual recovery in exports.

Breakdown in Net Sales (%)-CL

Cost of Sales – The cost of sales increased 82.2% when compared on a corporate law basis, a reflection of the consolidation of the Sadia business. This increase was proportionally less than that registered for sales revenue, enabling the Company to record wider margins.

On a pro-forma basis, cost of sales was 74.7% of net sales against 80.5% recorded in 2009 - R$ 3.8 billion, a decrease of 7.5% driven by a reduction in the costs of the principal raw materials: corn and soybeans, production volume remaining steady this year compared with the cut of 20% in poultry products destined for export in the first quarter of last year.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.3 billion, 139% higher on a CL basis and 29.5% greater when comparing pro-forma figures, and reflecting in a 580 basis points gain in gross margin from 19.5% to 25.3% of net sales. A significant reduction in production costs was particularly noteworthy in the period.

Operating Expenses – On a CL basis, operating expenses were 89.9% greater although in pro-forma terms there was an improvement of 70 basis points, equivalent to R$ 1 billion with a decline of 3.9%. This was principally due to the reduction of R$ 31 million in selling expenses, a decrease of 38.1% in the management compensation item and 8.3% in administrative expenses. These reductions represent a recovery in industrial activity to normal levels in addition to which the comparison with the previous quarter builds in the rescissions of executives - principally for reasons of retirement. Although administrative expenses are considering integration consultancy costs.

Operating Income and Margin – Operating income before financial expenses was R$ 270.7 million, corresponding to a 5.4% operating margin against a 1.2% negative margin in the first quarter of 2009 on a pro-forma basis, reflecting the favorable trend in business performance.

Financial Results – Financial expenses rose 55.4% on a CL basis, although 56.7% less on a pro-forma basis. In spite of increased financial expenses for the quarter due to the currency impact on net exposure, the preceding year reflects higher financial expenses due to the cost of Sadia’s derivative instruments.

Net debt decreased 59% to R$ 4.3 billion compared with March 31 2009, in a proforma basis. The Sadia subsidiary’s debt was absorbed by an injection of funds resulting from a primary share offering in July 2009 which raised a total of R$ 5.3 billion. To date, a total of R$ 3.4 billion of this amount has been transferred to Sadia in the form of advances for future capital increases (AFAC) or intercompany loans in order to reduce short-term debt. The net debt/EBITDA ratio was 2.9 times due to the reduced cash generation in the preceding year, although the level of net debt is deemed as compatible and adequate with respect to the Company’s operations. Consolidated currency exposure was US$ 1.2 billion and within the parameters established by corporate policy.

On January 21 2010, the Company concluded a 10-year bond issue totaling US$750 million, maturing on January 28 2020 at a coupon (interest) of 7.250% annually (yield to maturity 7.375%), maturing and payable semi-annually from July 28 2010. The objective of the issue is to extend the company’s debt maturity profile and reduce average interest rates, which lengthened the debt maturity profile by an average of one year.

Debt Profile – Pro forma

R$ Million		03.31.2010		03.31.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,376	2,002	3,379	4,178	(19%)
Foreing Currency	750	4,150	4,900	10,630	(54%)
Gross Debt	2,126	6,152	8,279	14,809	(44%)
Cash Investments
Local Currency	2,139	324	2,463	1,754	40%
Foreing Currency	1,229	287	1,516	2,639	(43%)
Total Cash Investments	3,367	611	3,979	4,392	(9%)
Net Accounting Debt	1,241	5,541	4,300	10,417	(59%)
Exchange Rate Exposure - US$ Million			(1,173)	(2,688)	(56%)

Other Operating Results – relates to the costs of idle capacity – the result of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 6.7 million, against a negative R$ 108.3 million in the preceding year according to corporate law figures, and a negative R$ 33.6 million on a pro-forma basis. In the first quarter of 2009, the Company incorporated the Perdigão Agroindustrial S.A. subsidiary, resulting in the recognition of a loss of R$ 132 million reflecting tax losses carried forward and the negative calculation base for social contribution existing at this company.

Net Income and Net Margin – We posted a net income of R$ 52.6 million in the quarter, equivalent to a net margin of 1% against a negative result in the first quarter of 2009 of R$ 226 million based on the CL (a negative R$ 93.9 million when adjusted for the incorporation of the Agroindustrial subsidiary), and a negative R$ 465.2 million when considered on a pro-forma basis, this recorded during an adverse period on the international markets. The net income for this first quarter already reflects the improvement in the operating performance achieved.

EBITDA – Operating cash generation as shown by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 447.3 million, 279.7% higher according to the CL criteria and 148.1% on a pro-forma basis. This increase in cash generation from the operations reflects the good performance on the domestic market as well as the gradual improvement in exports and reduced costs and expenses.

As a result, we have been able to report a 530 basis points gain in consolidated EBITDA margin (pro-forma), reaching an 8.9% EBITDA margin on net sales against 3.6% in the same period for the preceding year.

Breakdown of Ebitda - CL

EBITDA - R$ Million	1Q10	1Q09	% Ch.

Net Income	53	(226)	-
Employees / Management Profit Sharing	5	-	-
Income Tax and Social Contribution	(7)	108	-
Net Financial	156	100	55
Equity Accounting and Other Operating Result	61	15	298
Depreciation, Amortization and Depletion	180	120	50
= EBITDA	447	118	280

Shareholders’ Equity – Shareholders’ equity as at March 31 2010 stood at R$ 13.2 billion against R$ 3.9 billion in March 31 2009, a 240% increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

BRF incorporated the wholly owned subsidiaries, Avipal Nordeste S.A. and HFF Participações S.A., according to the resolution adopted by the Ordinary and Extraordinary General Meeting of March 31 2010. These incorporations had no material measurable effect on the Company’s financial statements.

Combination of the Businesses – The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – On February 26 2010, the Company paid out interest on shareholders’ equity in the total amount of R$ 100 million, corresponding to R$ 0.22998533 per share for the fiscal year 2009.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

Performance

Performance	1Q10	1Q09

Share price - R$*	23.95	14.38
Traded Shares (Volume) - Millions	148.5	72.6
Performance	5.6%	(3.3%)
Bovespa Index	2.6%	9.0%
IGC (Brazil Corp. Gov. Index)	2.4%	4.9%
ISE (Corp. Sustainability Index)	0.7%	0.3%

Share price - US$*	13.74	6.20
Traded Shares (Volume) - Millions	65.0	41.0
Performance	4.9%	(6.0%)
Dow Jones Index	4.1%	(13.3%)

Average daily financial trading volume on the BMF&Bovespa and the NYSE –New York Stock Exchange amounted to US$ 45.1 million for the year ending March 31 2010, a 293% increase and a reflection of improved liquidity due to the primary offering, the incorporation of shares and the stock split.

The shares reported a growth of 66.5% and the ADRs, 122% in the 12-month period (1Q10/1Q09). Sadia’s shares ceased to be traded as from September 21 2009 following the merger of shares.

Social Balance

BRF employs more than one hundred thousand employees at the production and commercial units and in the corporate divisions. The Company runs programs designed to provide reasonable and fair working conditions for its employees such as a management program called SSMA (Safety, Health and Environment) and professional development programs, besides working constantly for improving people’s quality of life. Additionally, we offer various social programs for the communities in which we operate.

Stock Option Plan – The Ordinary and Extraordinary General Meeting of March 31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A.

Added Value

Added Value Distribution	1Q10	1Q09

Human Resources	713	330
Taxes	762	473
Interest	318	118
Retention	53	(226
Total	1,845	695

Corporate Governance

Corporate Structure – Studies for defining BRF’s new corporate structure have been completed, to be implemented only in the event and under the terms of the final approval of the Concentration Act currently being examined by the anti-trust authority CADE (Administrative Council for Economic Defense), as well as following the approval of the Company’s Board of Directors. The Board of Executive Officers will be made up of the Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

Diffused Control - Equal Rights
As of 30 210

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 in a meeting of the Board of Executive Officers held on May 12 2010, the Board states it has discussed, reviewed and agreed both with the opinions expressed in the report of the independent auditors and also with the financial statements for the quarter ending on March 31 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE, the Economic Law Department – SDE and the Economic Monitoring Secretariat – SEAE). During the period in which the Association is being examined, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

As agreed with the authorities we have initially undertaken the integration of the financial area and the risk policies for the in-natura export and domestic market business as well as the acquisition of certain raw materials and services.

Awards/Recognition	Reason	Institution
“Best Follow-on Equity Issues”	In recognition of the share offering for capitalizing the new company.	LatinFinance
Best M&A for 2009	Association agreement between Perdigão and Sadia	ANBIMA
Best Company in Corporate Governance	In the categories: Best in the World Consumption Sector and Top 5 in LA.	IR Global Awards Ranking 2010
Annual Sustainability Report	“First Runner-up” in the category Best ASR Debut based on GRI guidelines.	CRRA – Corporate Register Reporting Awards
Most Valuable Brands in the Country	The Perdigão and Sadia brands are the most valuable in the food sector, totaling R$ 3.6 billion.	Ranking IstoÉ Dinheiro BrandAnalystics/ Millward Brown

Attachement I

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
(R$ Million)

BALANCE SHEET - Corporate Law	03.31.2010	03.31.2009

ASSETS	24,938	10,893
CURRENT ASSETS	9,678	5,659
NONCURRENT ASSETS	15,259	5,234
Long Term Assets	2,731	625
Investments	19	1
Property, Plant and Equipment	9,232	2,899
Intangible	3,091	1,545
Deferred Charges	187	164
LIABILITIES AND SHAREHOLDERS' EQUITY	24,938	10,893
CURRENT LIABILITIES	4,732	3,122
LONG TERM LIABILITIES	7,015	3,891
NON CONTROLLING SHAREHOLDERS	4	1
SHAREHOLDERS' EQUITY	13,186	3,879
Capital Stock Restated	12,461	3,445
Reserves	778	479
Equity Evaluation Adjustment	(26)	(44)
Treasury Shares	(26)	(1)

INCOME STATEMENT - Corporate Law	1Q10	1Q09	% Ch.

GROSS SALES	5,815	2,984	95%
Domestic Sales	3,686	1,836	101%
Exports	2,128	1,148	85%
Sales Deductions	(767)	(381)	101%
NET SALES	5,047	2,603	94%
Cost of Sales	(3,768)	(2,068)	82%
GROSS PROFIT	1,279	535	139%
Operating Expenses	(1,008)	(531)	90%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	271	4	6506%
Financial Expenses, net	(156)	(100)	55%
Other Operating Results/Equity Accounting	(64)	(21)	200%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	51	(118)	-
Income Tax and Social Contribution	7	24	(72%)
Employees / Management Profit Sharing	(5)	-	-
NET INCOME	53	(94)	-
EBITDA	447	118	280%

Attachement II

INCOME STATEMENT PRO FORMA - R$ MILLION	1Q10	1Q09	Ch. %

Gross Sales	5,815	5,847	(1)
Domestic Market	3,686	3,538	4
Exports	2,128	2,308	(8)
Sales Deduction	(767)	(786)	(2)
Net Sales	5,047	5,061	(0)
Cost of Sales	(3,768)	(4,074)	(7)
Gross Profit	1,279	988	29
Operating Expenses	(1,008)	(1,049)	(4)
Income Before Financial Results (EBIT)	271	(61)	-
Financial Expenses, Net	(156)	(360)	(57)
Other Operating Results/Equity Accounting	(64)	(14)	357
Income after Financial Expenses and Other	51	(436)	-
Income Tax and Social Contribution*	7	(34)	-
Employees'/Manangement Profit Sharing	(5)	(0)	-
Non Controlling Shareholders	0	5	-
Net Income	53	(465)	-
Net Margin	1.0%	(9.2%)	-
Adjusted Net Income	53	(333)	-
Adjusted Net Margin	1.0%	(6.6%)	-
EBITDA	447	180	148
EBITDA Margin	8.9%	3.6%	530

* Considering the carried forward of R$132 million from the incorporation of Perdigão Agroindustrial S.A. in 2009

Attachment III

PRO-FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	401	3	2,299	2,226	3
In Natura	83	87	(5)	414	372	11
Poultry	49	61	(19)	215	237	(9)
Pork/Beef	33	26	29	198	136	46
Elaborated/Processed (meats)	330	315	5	1,886	1,854	2
Dairy Products	257	251	3	646	608	6
Milk	207	201	3	423	386	10
Dairy Products/Juice/Others	51	50	2	223	222	1
Other Processed	108	97	11	592	515	15
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	869	954	(9)	3,686	3,538	4
Processed	488	462	6	2,701	2,591	4
% Total Sales	56	48		73	73

PRO-FORMA	THOUSAND TONS			R$ MILLION
Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	529	(0)	2,110	2,257	(7)
In Natura	443	444	(0)	1,677	1,765	(5)
Poultry	376	378	(0)	1,337	1,403	(5)
Pork/Beef	67	66	0	341	362	(6)
Elaborated/Processed (meats)	84	85	(1)	432	493	(12)
Dairy Products	1	1	(31)	5	7	(22)
Milk	0	1	(83)	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	97
Other Processed	1	4	(76)	13	44	(70)
Total	529	535	(1)	2,128	2,308	(8)
Processed	85	89	(4)	450	539	(17)
% Total Sales	16	17		21	23

PRO-FORMA	THOUSAND TONS			R$ MILLION

Total	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	939	930	1	4,409	4,483	(2)
In Natura	526	531	(1)	2,091	2,137	(2)
Poultry	426	439	(3)	1,552	1,640	(5)
Pork/Beef	100	92	8	539	497	8
Elaborated/Processed (meats)	413	399	4	2,318	2,346	(1)
Dairy Products	258	252	3	651	615	6
Milk	207	201	3	424	391	9
Dairy Products/Juice/Others	52	51	2	227	224	2
Other Processed	109	102	7	605	560	8
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	1,398	1,488	(6)	5,815	5,847	(1)

Processed	574	551	4	3,151	3,130	1
% Total Sales	41	37		54	54

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009, the Company signed an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director